                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 11-K


              Annual Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


(Mark One)

X    Annual report pursuant to Section 15(d) of the
- --   Securities Exchange Act of 1934 (Fee Required)

     For the fiscal year ended December 31, 1993

                                    OR

- --   Transition report pursuant to Section 15(d) of the
     Securities Exchange Act of 1934 (No Fee Required)

     For the transition period from ___________ to _________

                       Commission file number 1-1105
                                  ______

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      AT&T Long Term Savings Plan for
                           Management Employees

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AT&T Corp.
            32 Avenue of the Americas, New York, NY  10013-2412

                        AT&T LONG TERM SAVINGS PLAN for
                              MANAGEMENT EMPLOYEES

                            Financial Statements and
                             Supplemental Schedules
                         at December 31, 1993 and 1992

              AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

            INDEX to FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULES
                                    _______




                                                                 Page(s)

Report of Independent Auditors                                      2-3

Financial Statements:

  Statements of Net Assets Available for Plan Benefits at December 31, 1993 and 1992 4-5

  Statement of Changes in Net Assets Available for
    Plan Benefits for the year ended December 31, 1993                6

  Notes to Financial Statements                                    7-11

Supplemental Schedules:

  Schedule of Investments at December 31, 1993                    12-22

  Item 27a - Schedule of Assets Held for Investment
    Purposes at December 31, 1993                                    23

  Item 27d - Schedule of Reportable Transactions for
    the year ended December 31, 1993                                 24

                      REPORT of INDEPENDENT AUDITORS
                                  _______



To the AT&T Savings Plan Committee:


We have audited the financial statements of the AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the AT&T Long Term Savings Plan for Management Employees at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental schedules under items 27a and 27d are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                             COOPERS & LYBRAND

New York, New York
April 29, 1994

                            AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES
                            STATEMENT of NET ASSETS AVAILABLE for PLAN BENEFITS
                                             December 31, 1993
                                           (Thousands of Dollars)
                                                  _______

                                                  AT&T   Government  Diversified Guaranteed  South Africa
                                                 Shares  Obligations   Equity     Interest    Restricted    Loan
                     ASSETS:                      Fund     Fund       Portfolio     Fund        Fund       Account       Total
                                                 ------  ----------- ----------- ----------  ------------  -------       -----
Investments, at fair value (cost $7,085,131;
 see accompanying schedule of investments):
  Share of investments in Group Trust:
    American Telephone and Telegraph
     Company common share                    $3,506,847               $    6,270                                    $3,513,117
    Government obligations                                  $496,922                                                   496,922
    Other marketable securities and obligations                        1,288,688                 $207,501            1,496,189
    Contracts with insurance companies                                           $2,635,908                          2,635,908
    Contracts with financial institutions                                           162,797                            162,797
    Temporary cash investments                  157,714      123,347     191,311    199,144                            671,516
                                             ----------     --------   --------- ----------      --------           ----------
                                              3,664,561      620,269   1,486,269  2,997,849       207,501            8,976,449
  Non-Group Trust investments:
    Contracts with insurance companies                                               61,909                             61,909
    Participant loans receivable                                                                          $186,094     186,094
                                             ----------     --------   --------- ----------      -------- --------  ----------
          Total investments                   3,664,561      620,269   1,486,269  3,059,758       207,501  186,094   9,224,452

Employee allotments receivable                   14,601        1,679       7,310      7,975         1,538               33,103
Employing Company contributions
 receivable (Note 5)                              6,710          900       3,056      3,881           641               15,188
Due from (to) AT&T Long Term Savings
 and Security Plan                                  548          (32)        217        284            27                1,044
Interfund receivables                            23,732                    3,713                                        27,445
Dividends and interest receivable                22,445        8,276       1,293        476             4               32,494
Receivables for investments sold
 and other                                           39       25,062          54         21            35               25,211
                                             ----------     --------   --------- ----------      -------- --------  ----------
          Total assets                        3,732,636      656,154   1,501,912  3,072,395       209,746  186,094   9,358,937
                                             ----------     --------   --------- ----------      --------           ----------
                 LIABILITIES:
Interfund payables                                            14,553                  9,993         2,899               27,445
Payables for administrative expenses                 15           67          58        100             2                  242
                                             ----------     --------   --------- ----------      --------           ----------
          Total liabilities                          15       14,620          58     10,093         2,901               27,687
                                             ----------     --------   --------- ----------      -------- --------  ----------
          Net assets available for
           plan benefits                     $3,732,621     $641,534  $1,501,854 $3,062,302      $206,845 $186,094  $9,331,250
                                             ==========     ========  ========== ==========      ======== ========  ==========

The accompanying notes are an integral part of these financial statements.

                            AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES
                            STATEMENT of NET ASSETS AVAILABLE for PLAN BENEFITS
                                             December 31, 1992
                                           (Thousands of Dollars)
                                                  _______

                                                  AT&T   Government  Diversified Guaranteed  South Africa
                                                 Shares  Obligations   Equity     Interest    Restricted    Loan
                     ASSETS:                      Fund     Fund       Portfolio     Fund        Fund       Account       Total
                                                 ------  ----------- ----------- ----------  ------------  -------       -----
Investments, at fair value (cost $6,729,335):
    Share of investments in Group Trust:
      American Telephone and Telegraph
       Company common shares                 $3,493,482               $    4,965                                    $3,498,447
      Government obligations                                $576,654                                                   576,654
      Other marketable securities
       and obligations                                                 1,218,794                 $160,226            1,379,020
      Contracts with insurance companies                                         $2,511,062                          2,511,062
      Contracts with financial institutions                                         255,887                            255,887
      Temporary cash investments                 12,344      136,613      10,273     29,051            34              188,315
                                             ----------     --------   --------- ----------      -------- --------  ----------
                                              3,505,826      713,267   1,234,032  2,796,000       160,260            8,409,385
    Non-Group Trust investments:
      Contracts with insurance companies                                            189,342                            189,342
      Temporary cash investments                                                        148                                148
      Participant loans receivable                                                                        $169,743     169,743
                                             ----------     --------   --------- ----------      -------- --------  ----------
          Total investments                   3,505,826      713,267   1,234,032  2,985,490       160,260  169,743   8,768,618

Allotments and contributions receivable
 (Note 5)                                         1,445          264         648        805           144                3,306
Due from (to) AT&T Long Term Savings
 and Security Plan                                  767         (262)       (212)       650           (11)                 932
Interfund receivables                                                     20,995      9,082        13,998               44,075
Dividends and interest receivable                22,637        5,155       1,821        106             4               29,723
Receivables for investments sold and other            5        2,257       1,722      1,197                              5,181
                                             ----------     --------   --------- ----------      -------- --------  ----------
          Total assets                        3,530,680      720,681   1,259,006  2,997,330       174,395  169,743   8,851,835
                                             ----------     --------   --------- ----------      -------- --------  ----------
                 LIABILITIES:
Distributions payable (Note 2)                   15,829        2,835       4,523     14,242           267               37,696
Interfund payables                               25,050       19,025                                                    44,075
Payables for investments purchased
 and other                                                     2,254       2,483      1,104                              5,841
Payables for administrative expenses                 13           71          91        115             2                  292
                                             ----------     --------   --------- ----------      -------- --------  ----------
          Total liabilities                      40,892       24,185       7,097     15,461           269               87,904
                                             ----------     --------   --------- ----------      -------- --------  ----------
          Net assets available for
           plan benefits                     $3,489,788     $696,496  $1,251,909 $2,981,869      $174,126 $169,743  $8,763,931
                                             ==========     ========  ========== ==========      ======== ========  ==========

The accompanying notes are an integral part of these financial statements.

                                                     5

                            AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES
                       STATEMENT of CHANGES in NET ASSETS AVAILABLE for PLAN BENEFITS
                                    for the year ended December 31, 1993
                                           (Thousands of Dollars)
                                                  _______

                                                  AT&T   Government  Diversified Guaranteed  South Africa
                                                 Shares  Obligations   Equity     Interest    Restricted    Loan
                     ASSETS:                      Fund     Fund       Portfolio     Fund        Fund       Account      Total
                                                 ------  ----------- ----------- ----------  ------------  -------      -----
Net assets available for plan benefits,
 January 1, 1993                             $3,489,788     $696,496  $1,251,909 $2,981,869    $174,126   $169,743 $8,763,931
                                             ----------     --------   --------- ----------     --------   -------  ---------
Allotments, contributions and transfers:
  Employee allotments                           217,937       31,774     107,776    145,337      29,795               532,619
  Employing Company contributions (Note 5)       99,933       14,945      46,516     66,809      12,268               240,471
  Transfers of participants' balances, net       72,979      (47,494)     50,680    (51,064)    (13,139)    16,351     28,313
  Transfers of participants' balances to
    other companies' plans (Note 7)            (261,169)     (73,554)    (85,364)  (215,644)     (5,415)             (641,146)
                                             ----------     --------   --------- ----------     --------   -------  ---------
                                                129,680      (74,329)    119,608    (54,562)     23,509     16,351    160,257
                                             ----------     --------   --------- ----------     --------   -------- ---------
Share of investment income in Group Trust:
  Dividends on American Telephone and
   Telegraph Company common shares               89,147                      128                                       89,275
  Other dividends                                                         14,839                 14,715                29,554
  Interest (includes $4,608 from Non-Group
   Trust Guaranteed Interest Fund contracts)      2,578       34,704       1,219    223,991       1,717               264,209
  Net appreciation (depreciation) of
   investments (Note 2)                         134,165        4,523     147,756                 (3,620)              282,824
                                             ----------     --------   --------- ----------    --------            ----------
                                                225,890       39,227     163,942    223,991      12,812               665,862
                                             ----------     --------   --------- ----------    --------             ---------

Distributions to participants                  (112,595)     (19,028)    (31,434)   (87,746)     (3,588)             (254,391)
Administrative expenses                            (142)        (832)     (2,171)    (1,250)        (14)               (4,409)
                                             ----------     --------   --------- ----------    --------   -------- ----------
          Net increase (decrease)               242,833      (54,962)    249,945     80,433      32,719     16,351    567,319
                                             ----------     --------   --------- ----------    --------   -------- ----------
          Net assets available for plan
           benefits, December 31, 1993       $3,732,621     $641,534  $1,501,854 $3,062,302    $206,845   $186,094 $9,331,250
                                             ==========     ========  ========== ==========    ========   ======== ==========





The accompanying notes are an integral part of these financial statements.


           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                       NOTES to FINANCIAL STATEMENTS
                                  _______


 1.  Plan Description:

     The AT&T Long Term Savings Plan for Management Employees (the "Plan" or "LTSPME") was established by American Telephone and Telegraph Company ("AT&T") to provide a convenient way for management employees (i.e., employees whose pay is at monthly or annual fixed rates and whose wages are not subject to automatic wage progression) to save on a regular and long-term basis. An eligible employee enters the Plan by authorizing a payroll allotment and making a direction of investment entirely in the AT&T Shares Fund, Government Obligations Fund, Diversified Equity Portfolio, Guaranteed Interest Fund, or South Africa Restricted Fund, or equally in any two or three of the funds.

     Basic employee allotments of 2% to 6% of salary may be authorized. A supplementary allotment may be authorized, if desired, consisting of any whole percentage of salary which, when added to the basic allotment of 6%, results in a total allotment of not more than 16% of salary. An employee may designate allotments as pre-tax allotments, as after-tax allotments or as a combination of pre-tax and after-tax allotments. The Employing Company (AT&T or any subsidiary of AT&T participating in the Plan) will contribute an amount equal to 66-2/3% of the employee's basic salary allotment.

     Loans are available to all active participating employees in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the employee's vested account balance. Upon default, employees are considered to have received a distribution and are subject to income taxes on the distributed amount.

     For a complete description of the Plan, participants should refer to the Plan Prospectus.

     Bankers Trust Company is the trustee (the "Trustee") for the Plan. Effective September 1, 1994, Fidelity Management
     Trust Company will become the trustee for the Plan.

 2.  Accounting Policies:

     VALUATION OF INVESTMENTS
     ------------------------
     Investments in AT&T common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the last published sales price per share on December 31, as reported on the Composite Tape or, if no sales were made on that date, at the last published sales price on the next preceding day on which
                                 Continued
                                     7

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                       NOTES to FINANCIAL STATEMENTS
                                  _______



     sales were made. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other reliable sources. All other investments are carried at the fair value at the close of business on December 31. The Trustee determines fair value, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates).

     WITHDRAWALS AND DISTRIBUTIONS
     -----------------------------
     In accordance with guidance issued by the American Institute of Certified Public Accountants in 1993, the Plan has changed its method of accounting for withdrawals and distributions such that all amounts elected to be withdrawn and distributed from the Plan by participants, but not yet disbursed at year-end, are no longer recorded as a liability in the statement of net assets available for plan benefits. Prior to 1993, withdrawals and distributions were recorded as a liability in the period such amounts were authorized to be paid to participants. The effect of this change is immaterial to net assets available for plan benefits.

     PURCHASES AND SALES OF INVESTMENTS
     ----------------------------------
     Purchases and sales of securities are recorded as of the trade dates.

     INVESTMENT INCOME
     -----------------
     Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.








                                 Continued
                                     8

              AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                         NOTES to FINANCIAL STATEMENTS
                                    _______

     NET APPRECIATION (DEPRECIATION) IN THE VALUE OF INVESTMENTS
     -----------------------------------------------------------
     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

 3.  Participants by Investment Direction:

     At December 31, 1993, the number of AT&T employees participating by investment direction described in Section 7 of the Plan Prospectus was:

Entirely in AT&T Shares Fund                                                  29,527
Entirely in Government Obligations Fund                                        1,655
Entirely in Diversified Equity Portfolio                                       4,977
Entirely in Guaranteed Interest Fund                                          16,393
Entirely in South Africa Restricted Fund                                         614
Equally in AT&T Shares Fund and Government Obligations Fund                    2,364
Equally in AT&T Shares Fund and Diversified Equity Portfolio                  14,143
Equally in AT&T Shares Fund and Guaranteed Interest Fund                      14,137
Equally in AT&T Shares Fund and South Africa Restricted Fund                   2,057
Equally in Government Obligations Fund and Diversified Equity Portfolio        1,154
Equally in Government Obligations Fund and Guaranteed Interest Fund            1,131
Equally in Government Obligations Fund and South Africa Restricted Fund           75
Equally in Diversified Equity Portfolio and Guaranteed Interest Fund           3,655
Equally in Diversified Equity Portfolio and South Africa
  Restricted Fund                                                              1,762
Equally in Guaranteed Interest Fund and South Africa Restricted Fund             287
Equally in AT&T Shares Fund, Government Obligations Fund and
  Diversified Equity Portfolio                                                 2,679
Equally in AT&T Shares Fund, Government Obligations Fund and
  Guaranteed Interest Fund                                                     1,396
Equally in AT&T Shares Fund, Government Obligations Fund and
  South Africa Restricted Fund                                                   206
Equally in AT&T Shares Fund, Diversified Equity Portfolio
  and Guaranteed Interest Fund                                                 7,460
Equally in AT&T Shares Fund, Diversified Equity Portfolio
  and South Africa Restricted Fund                                             3,304
Equally in AT&T Shares Fund, Guaranteed Interest Fund and
  South Africa Restricted Fund                                                   740
Equally in Government Obligations Fund, Diversified Equity Portfolio
  and Guaranteed Interest Fund                                                   932
Equally in Government Obligations Fund, Diversified Equity Portfolio
  and South Africa Restricted Fund                                               224
Equally in Government Obligations Fund, Guaranteed Interest Fund and
  South Africa Restricted Fund                                                    50
Equally in Diversified Equity Portfolio, Guaranteed Interest
  Fund and South Africa Restricted Fund                                          629
                                                                             -------
          Total                                                                     111,551
                                                                             =======






Continued
                                       9

              AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                         NOTES to FINANCIAL STATEMENTS
                                    _______

4.   Tax Status:

     The Plan obtained its latest determination letter on January 20, 1987, in which the Internal Revenue Service (the "IRS") stated that the Plan, as submitted, met the requirements of Section 401(a) of the Internal Revenue Code, as amended (the "Code"), and that the related Trust was exempt from Federal income taxes under Section 501(a) of the Code. The Plan has since been amended. However, the Plan, as amended, is currently designed and operated to be in compliance with the applicable requirements of the Code, and AT&T intends to make any additional amendments required by the IRS to ensure continued compliance. Therefore, Plan management believes that the Plan was qualified and the related Trust was tax exempt at the date of the financial statements.

 5.  Employing Company Contributions:

     The Employing Company contributes on behalf of each of its participating employees an amount equal to 66-2/3% of the amount of the basic allotment of each such employee. Employing Company contributions will not be made with respect to supplementary allotments.

     Employing Company contributions have been reduced by forfeited contributions.

     For information regarding Employing Company contributions, participants should refer to Section 5 of the Plan Prospectus.

 6.  Group Trust Agreement:

     On January 1, 1990, AT&T established a group trust (the "Group Trust"), which contains the pooled assets of the various funds of the AT&T Long Term Savings and Security Plan ("LTSSP"), the AT&T Retirement Savings and Profit Sharing Plan and the Plan, except for certain Guaranteed Interest Fund investments separately held by the Plan which pre-date the Group Trust. Income and assets of the Group Trust are allocated monthly among the three plans on the basis of prior-month balances and current activity.

     Effective January 1, 1994, the assets of the LTSSP were transferred to a newly formed group trust.













                                   Continued
                                       10

              AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                         NOTES to FINANCIAL STATEMENTS
                                    _______

 7.  Transfers of Participants' Balances to Other Companies' Plans:

     During 1993, Sandia National Laboratories ("Sandia") established a separate savings plan for their employees. Accordingly, all Sandia related net assets were transferred out of the Plan during 1993.

     Effective January 1, 1994, AT&T Capital Corporation and AT&T Puerto Rico, Inc. established their own savings plans. Their respective net assets will be transferred out of the Plan during 1994.

 8.  Concentrations of Credit Risk:

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

     The Plan places its investment contracts with high-credit quality insurance companies and financial institutions and, by policy, limits the amount of credit exposure to any one company or institution.

 9.  Termination Priorities:

     In the event that the Plan is terminated, subject to conditions set forth in the Employee Retirement Income Security Act of 1974, the Plan provides that the net assets be distributed to participating employees in amounts equal to their respective interests in such assets.

10.  Plan Expenses:

     Brokerage, investment manager and Trustee fees are paid by the Plan.

11.  Reconciliation to Form 5500:

     A liability in the amount of $29.7 million, relating to participants who have elected to withdraw from the Plan but have not yet been paid (see Note 2), has been reflected on Form 5500 in the statement of net assets available for plan benefits, as well as in the statement of changes in net assets available for plan benefits in accordance with Department of Labor Requirements.

              AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                             SCHEDULE of INVESTMENTS

                                December 31, 1993

                             (Thousands of Dollars)
                                     _______

GROUP TRUST INVESTMENTS:
- -----------------------

                                     Number of
                                     Shares or
                                     Principal
    Name of Issuer and Title of Issue                     Amount  Cost  Value
    ---------------------------------                    ---------       ---- -----
                                AT&T SHARES FUND
                                ----------------
American Telephone and Telegraph Company
  common shares - (94%)             100,774,277 shs       $2,871,938     $5,290,647

Temporary cash investments - (0.4%):
  BT Pyramid Directed Acct. Cash Fund           $237,937     237,937        237,937
                                               -----------              -----------
          Total AT&T Shares Fund                $3,109,875               $5,528,584
                                               ======================
Allocated to:
  AT&T Long Term Savings Plan
    for Management Employees
    ("LTSPME")           66.2839%               $2,061,346 3,664,561
  AT&T Long Term Savings and
    Security Plan ("LTSSP") 33.6314%                       1,045,895 1,859,340
  AT&T Retirement Savings and
    Profit Sharing Plan ("RSPS").0847%                                   2,634          4,683
                                               -----------         -----------
                                                $3,109,875          $5,528,584
                                               ===========         ===========
                           GOVERNMENT OBLIGATIONS FUND
                           ---------------------------
U.S. Treasury Notes - (65.2%):
  U.S. Treasury Notes, 8.625%
    August 15, 1994                  $  3,200     $  3,375  $  3,299
  U.S. Treasury Notes, 8.50%
    August 15, 1995                   101,280      109,248   108,227
  U.S. Treasury Notes, 7.625%
    April 30, 1996                     44,210       47,351    47,353
  U.S. Treasury Notes, 7.25%
    August 31, 1996                    24,600       26,651    26,284
  U.S. Treasury Notes, 6.75%
    February 28, 1997                  82,890       88,006    87,915
  U.S. Treasury Notes, 5.75%
    October 31, 1997                    3,300        3,393     3,396
  U.S. Treasury Notes, 4.75%
    October 31, 1998                   17,985       17,901    17,665
  U.S. Treasury Notes, 4.375%
    November 15, 1996                  46,000       45,863    45,813
  U.S. Treasury Notes, 4.25%
    July 31, 1995                      16,165       16,187    16,208
  U.S. Treasury Notes, 4.25%
    November 30, 1995                  43,745       43,787    43,772
  U.S. Treasury Notes, 4.125%
    June 30, 1995                      18,100       18,134    18,131
                                                   -------   -------
                                                   419,896   418,063
                                                   -------   -------



                                    Continued

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                             December 31, 1993

                          (Thousands of Dollars)
                                  _______

                                    Number of
                                    Shares or
                                    Principal
    Name of Issuer and Title of Issue                    Amount        Cost         Value
    ---------------------------------                   ---------      ----         -----
                  GOVERNMENT OBLIGATIONS FUND, Continued
                  --------------------------------------
Federal Mortgage Agency Obligations - (4.8%):
  Federal National Mortgage Association,
    7.75%, May 1, 2004              $  5,419   $  5,412       $  5,653
  Federal Home Loan Mortgage Corp.,
    8.40%, January 15, 2005           11,039     11,504         11,418
  Federal Home Loan Mortgage Corp.,
    Var. rate, April 15, 2022          3,219      3,232          3,289
  Federal Home Loan Mortgage Corp.,
    7.00%, September 1, 2009             970        942            991
  Federal Home Loan Mortgage Corp.,
    7.00%, November 1, 2006            4,157      3,942          4,247
  Federal Home Loan Mortgage Corp.,
    7.00%, May 1, 2006                 2,489      2,361          2,543
  Federal Home Loan Mortgage Corp.,
    7.00%, April 1, 2005               2,413      2,307          2,465
                                                 ------         ------
                                                 29,700         30,606
                                                 ------         ------
Other Federal Agency Mortgage-
  Backed - (7.5%):
    CMO Trust 64-F, 9.00%,
      May 20, 1997                     3,021      3,157          3,161
    CMO Trust 64-A1, 9.00%,
      October 20, 2014                 5,591      5,836          5,617
    Bear Stearns Investment Trust 88-6 6B,
      Zero Coupon, December 1, 2018    8,769      6,743          8,355
    Government Trust G, 8.00%,
      May 15, 1998                    13,895     14,355         14,920
    Guaranteed Trade Trust 1993-A, 4.86%,
      April 1, 1998                   16,200     16,200         16,200
                                                 ------         ------
                                                 46,291         48,253
                                                 ------         ------
Temporary Investments - (19.2%):
  BT Pyramid Directed Acct. Cash Fund                    123,347    123,347        123,347
                                                -------        -------
          Total Government Obligations Fund                        $619,234       $620,269
                                                =======       ========
Allocated to:
  LTSPME                        100.0%                             $619,234       $620,269
                                                =======       ========












                                 Continued
                                    13

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                             December 31, 1993

                          (Thousands of Dollars)
                                  _______

                                    Number of
                                    Shares or
                                    Principal
    Name of Issuer and Title of Issue                    Amount        Cost         Value
    ---------------------------------                   ---------      ----         -----
                       DIVERSIFIED EQUITY PORTFOLIO
                       ----------------------------
American Telephone and Telegraph Company
  common shares - (.4%)             125,000 shs        $  6,562$  6,562
                                               ------    ------
Other Marketable Securities:

  Domestic Common Stocks:

    Automobiles:
      Ford Motor Co.                104,100     4,715     6,714
      General Motors Corp.          156,000     6,428     8,561
                                               ------    ------
                                               11,143    15,275
                                               ------    ------
    Banks:
      Bank of Boston                257,000     4,693     5,911
      BankAmerica Corp.             123,000     5,371     5,704
      Central Fidelity Banks Inc.    17,600       488       488
      Citicorp                      254,000     5,538     9,366
      First Interstate Bancorp       51,000     2,358     3,270
      First Virginia Banks, Inc.     16,200       531       531
      Mercantile Bank Shares Corp.   18,900       362       362
      J.P. Morgan & Co. Incorporated                  73,000   2,7085,064
      NBD Bancorp, Inc.              46,000       807     1,369
      Norwest Corporation           230,000     2,079     5,606
                                               ------    ------
                                               24,935    37,671
                                               ------    ------
    Building - Forest Products:
      Boise Cascade Corp.            95,000     3,900     2,233
      Weyerhaeuser Co.              130,000     3,237     5,801
                                               ------    ------
                                                7,137     8,034
                                               ------    ------
    Building - Other:
      Fluor Corporation              63,000     1,457     2,552
      Masco Corporation             174,900     3,980     6,471
                                               ------    ------
                                                5,437     9,023
                                               ------    ------
    Chemicals:
      American Cyanamid Co.          43,500     2,186     2,186
      Dow Chemical Co.               80,000     3,432     4,540
      Raychem Corp.                 129,000     4,395     4,837
      WR Grace & Co.                 91,000     3,437     3,697
                                               ------    ------
                                               13,450    15,260
                                               ------    ------
    Drugs:
      American Home Products Corp.   30,000     1,943     1,943
      Pfizer Inc.                    33,000     1,163     2,277
      Upjohn Co.                    211,700     6,533     6,139
                                               ------    ------
                                                9,639    10,359
                                               ------    ------

                                 Continued

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                             December 31, 1993

                          (Thousands of Dollars)
                                  _______

                                    Number of
                                    Shares or
                                    Principal
    Name of Issuer and Title of Issue                 Amount        Cost         Value
    ---------------------------------                ---------      ----         -----
                  DIVERSIFIED EQUITY PORTFOLIO, Continued
                  ---------------------------------------
Other Marketable Securities, Continued:

  Domestic Common Stocks, Continued:

    Electrical Equipment:
      General Electric Co.                  60,100 shs    $ 3,504$ 6,303
      ITT Corp.                             69,000          3,811   6,296
                                                ------     ------
                                                 7,315     12,599
                                                ------     ------
    Electrical Household Appliances:
      Whirlpool Corp.                       73,000          1,872   4,855
                                                ------     ------
    Electronics:
      Hewlett-Packard Co.                   71,000          3,2515,609
      Motorola Inc.                         49,900          1,1454,603
      Texas Instruments Inc.               118,000          3,864   7,493
                                                ------     ------
                                                 8,260     17,705
                                                ------     ------
    Finance:
      American Express Co.                 302,000          7,4389,324
      Federal National Mortgage Assn.       64,400          5,0565,056
      Integra Financial Corp.                7,590            326     326
                                                ------     ------
                                                12,820     14,706
                                                ------     ------
    Food Products:
      CPC Intl Inc.                         35,000          1,667   1,667
                                                ------     ------
    Insurance:
      CIGNA Corp.                           74,800          3,8214,694
      Chubb Corp.                           80,000          6,0016,230
      General Reinsurance Corp.             52,000          1,5895,564
      St. Paul Cos. Inc.                    51,000          2,438   4,583
                                                ------     ------
                                                13,849     21,071
                                                ------     ------
    Investment Companies:
      Morgan Stanley Group Inc.              4,400            311     311
                                                ------     ------
    Machinery - Agriculture:
      Deere & Company                      134,300          6,267   9,938
                                                ------     ------
    Machinery - Other:
      Caterpillar Inc.                     104,500          6,0819,301
      Sundstrand Corp.                      25,000            845   1,050
                                                ------     ------
                                                 6,926     10,351
                                                ------     ------
    Metals - Aluminum:
      Aluminum Co. of America               96,000          6,019   6,660
                                                ------     ------

                                 Continued

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES
                     SCHEDULE of INVESTMENTS,Continued
                             December 31, 1993

                          (Thousands of Dollars)
                                  _______

                                    Number of
                                    Shares or
                                    Principal
    Name of Issuer and Title of Issue                    Amount        Cost         Value
    --------------------------------                    ---------      ----         -----
                  DIVERSIFIED EQUITY PORTFOLIO, Continued
                    ---------------------------------------
Other Marketable Securities, Continued:

  Domestic Common Stocks, Continued:

    Office and Business Equipment:
      Digital Equipment Corp.       229,000 shs         $14,388   $ 7,843
      International Business Machines Corp.           189,000      14,684    10,679
      Minnesota Mining and Mfg. Co.  50,000      4,614    5,438
      Seagate Technology Co.         34,000        807      807
      Tandem Computers Incorporated 400,000      5,990    4,350
      Xerox Corp.                    84,000      4,919    7,507
                                                ------   ------
                                                45,402   36,624
                                                ------   ------
    Oil - Domestic:
      Amerada Hess Corp.            140,000      5,939    6,317
      Chevron Corporation            77,000      3,908    6,709
      Phillips Petroleum Co.        140,000      3,866    4,060
                                                ------   ------
                                                13,713   17,086
                                                ------   ------
    Oil - International:
      Mobil Corporation             117,000      6,551    9,258
                                                ------   ------
    Oil - Service:
      Halliburton Co.               180,700      5,499    5,760
                                                ------   ------
    Paper:
      International Paper Co.        91,000      5,188    6,165
      James River Corp. of VA.      327,400      6,235    6,302
                                                ------   ------
                                                11,423   12,467
                                                ------   ------
    Photographic Equipment:
      Eastman Kodak Company         121,400      6,829    6,829
                                                ------   ------
    Publishing:
      R.R. Donnelley & Sons Co.     192,000      3,088    5,976
      The Times Mirror Company      180,300      5,468    6,018
                                                ------   ------
                                                 8,556   11,994
                                                ------   ------
    Retail Trade:
      American Stores Company        41,900      1,802    1,802
      Dayton-Hudson Corp.           136,000      7,420    9,061
      Fleming Companies, Inc.       110,900      3,213    2,745
      Fred Meyer Inc.                13,825        497      497
      Nordstrom, Inc.               251,600      7,227    8,303
      JC Penney Inc.                 25,800      1,358    1,358
                                                ------   ------
                                                21,517   23,766
                                                ------   ------
    Savings & Loan:
      Golden West Financial Corp.   161,000      6,543    6,279
                                                ------   ------

                                 Continued
                                    16

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                             December 31, 1993

                          (Thousands of Dollars)
                                  _______

                                    Number of
                                    Shares or
                                    Principal
    Name of Issuer and Title of Issue                    Amount        Cost         Value
    ---------------------------------                   ---------      ---          -----

                  DIVERSIFIED EQUITY PORTFOLIO, Continued
                  ---------------------------------------
Other Marketable Securities, Continued:

  Domestic Common Stocks, Continued:

    Soaps:
      Procter & Gamble Co.          144,000 shs        $  3,419  $  8,208
                                               ------    ------
    Textile and Apparel:
      Melville Corp.                188,000     8,072     7,638
                                               ------    ------
    Tire & Rubber:
      Goodyear Tire & Rubber Co.     69,200     3,166     3,166
                                               ------    ------
    Transportation:
      CSX Corp.                      24,000     1,965     1,965
      Federal Express Corp.         119,200     5,366     8,448
      Union Pacific Corp.            79,000       900     4,947
                                               ------    ------
                                                8,231    15,360
                                               ------    ------
    Utilities - Electric:
      Central & South West Corp.     85,000     1,190     2,571
      Commonwealth Edison Co.       183,000     5,226     5,147
      Pacific Gas & Electric Co.     30,000       540     1,054
      Texas Utilities Company        45,000     1,300     1,946
                                               ------    ------
                                                8,256    10,718
                                               ------    ------
    Utilities - Natural Gas:
      Consolidated Nat. Gas Co.      52,000     1,773     2,444
                                               ------    ------
    Utilities - Telephone:
      NYNEX Corporation              70,000     2,392     2,809
                                               ------    ------
          Total Domestic Common Stocks - (24.3%)        304,951   382,453
                                              -------   -------
  Foreign Common Stocks:

    Drug:
      Smithkline Beecham            260,000     7,209     7,117
                                               ------    ------
    Oil - International:
      Royal Dutch Petroleum Co.      50,000     2,936     5,219
                                               ------    ------
    Transportation:
      Canadian PAC Ltd.             345,000     4,030     5,606
                                               ------    ------
    Utility - Telephone:
      LM Erisson Tel Co.             63,300     1,312     2,556
                                               ------    ------
          Total Foreign Common Stocks - (1.3%)   15,487      20,498
                                                 ------  ------

                                 Continued

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                             December 31, 1993

                          (Thousands of Dollars)
                                  _______

                                    Number of
                                    Shares or
                                    Principal
    Name of Issuer and Title of Issue                    Amount        Cost         Value
    ---------------------------------                   ---------      ----         -----
                  DIVERSIFIED EQUITY PORTFOLIO, Continued
                  ---------------------------------------
Other Marketable Securities, Continued:


  Pooled Common Stocks:

    Bankers Trust Pyramid S&P 500
      Equity Index Fund                  963,175 units   $  682,452  $ 952,243
                                                          ---------  ---------
          Total Pooled Common Stocks - (60.6%)              682,452    952,243
                                                          ---------  ---------
Temporary Cash Investments - (12.7%):
  BT Pyramid Directed Acct. Cash Fund    200,210            200,210    200,210
                                                          ---------  ---------
          Total Diversified Equity Portfolio             $1,203,100 $1,555,404
                                                          =========  =========

Allocated to:
  LTSPME                 95.5552%                        $1,149,625 $1,486,269
  LTSSP                   4.2178%                            50,744        65,604
  RSPS                     .2270%                             2,731      3,531
                                                          ---------  ---------
                                                        $1,203,100 $1,555,404
                                                         =========  =========
                         GUARANTEED INTEREST FUND
                         ------------------------

Contracts with Insurance Companies - (86.1%):
  Aetna Life Insurance Company                           $  111,277         $  111,277
  Allstate Life Insurance Company                            51,418     51,418
  CIGNA Life Insurance Company                              195,082    195,082
  CNA Insurance Company                                      35,368     35,368
  Commonwealth Life Insurance Company                       209,070    209,070
  Confederation Life Insurance Company                      101,805    101,805
  Crown Life Insurance Company                               34,111     34,111
  The Hartford Life Insurance Company                       219,164    219,164
  John Hancock Mutual Life Insurance
    Company                                                 371,755    371,755
  Lincoln National Life Insurance Company                    88,172     88,172
  Massachusetts Mutual Life Insurance
    Company                                                 294,280    294,280
  Metropolitan Life Insurance Company                       332,504    332,504
  New York Life Insurance Company                           362,583    362,583
  Pacific Mutual Life Insurance Company                     126,972    126,972
  Principal Financial Insurance Company                     179,019    179,019
  Provident National Life Assurance Company                 120,135    120,135
  The Prudential Insurance Company of
    America                                                 414,123    414,123
  Sun Life of Canada                                         81,068             81,068
                                                          ---------    -------
                                                          3,327,906  3,327,906
                                                          ---------  ---------

                                 Continued
                                    18

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES
                     SCHEDULE of INVESTMENTS,Continued
                             December 31, 1993

                          (Thousands of Dollars)
                                  _______

                                    Number of
                                    Shares or
                                    Principal
    Name of Issuer and Title of Issue                    Amount        Cost       Value
    ---------------------------------                   ---------      ----       -----

                    GUARANTEED INTEREST FUND, Continued
                    -----------------------------------
Contracts with Financial Institutions - (5.3%):
  Bankers Trust Company                           $  128,518  $  128,518
  JP Morgan                                           65,263         65,263
  Long Term Credit Bank of Japan Ltd.                 11,754         11,754
                                               --------      ---------
                                                205,535        205,535
                                               --------      ---------
Temporary Cash Investments - (6.5%):
  BT Pyramid Discretionary Cash Fund    $158,002     158,002        158,002
  BT Pyramid Directed Acct. Cash Fund     93,423      93,423         93,423
                                               --------      ---------
                                                251,425     251,425
                                               --------      ---------
          Total Guaranteed Interest Fund               $3,784,866     $3,784,866
                                              =========      =========
Allocated to:
  LTSPME                     79.2062%             $2,997,849     $2,997,849
  LTSSP                      20.7176%                     784,133        784,133
  RSPS                         .0762%                       2,884          2,884
                                               --------      ---------
                                             $3,784,866     $3,784,866
                                              =========      =========

                       SOUTH AFRICA RESTRICTED FUND
                       ----------------------------

Investment Companies - (100%):
  Miller, Anderson, and Sherrard
    Select Equity Portfolio               $ 12,789       $213,386       $226,870
                                               --------      ---------
          Total South Africa Restricted Fund        $213,386       $226,870
                                              =========      =========
Allocated to:
  LTSPME                     91.4626%               $195,168       $207,501
  LTSSP                       8.2983%                 17,708         18,826
  RSPS                         .2391%                         510            543
                                               --------      ---------
                                               $213,386       $226,870
                                              =========     ==========

TOTAL GROUP TRUST INVESTMENTS                     $8,930,461 $11,715,993
                                              =========     ==========

TOTAL ALLOCATION OF GROUP TRUST INVESTMENTS:

  LTSPME                                     $7,023,222 $ 8,976,449

  LTSSP                                       1,898,480      2,727,903

  RSPS                                            8,759         11,641
                                              ---------     ----------
                                             $8,930,461 $11,715,993
                                              =========     ==========


                                 Continued
                                    19

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                             December 31, 1993

                          (Thousands of Dollars)
                                  _______

                                    Number of
                                    Shares or
                                    Principal
    Name of Issuer and Title of Issue                    Amount        Cost         Value
    ---------------------------------                   ---------      ----         -----

                         GUARANTEED INTEREST FUND
                         ------------------------
Contracts with Insurance Companies Specific to
  LTSPME - (2.0%):
    Aetna Life Insurance Company               $ 1,610 $  1,610
    Mutual Benefit Life Insurance Company                 60,299        60,299
                                               -------   ------
                                                61,909                  61,909
                                               -------  -------
          Total Guaranteed Interest Fund                $61,909        $61,909
                                               =======  =======
                               LOAN ACCOUNT
                               ------------
Participant Loans Receivable - (100%),
          6%                                   $ -                    $186,094
                                               ------- --------
          Total Loan Account                   $ -                    $186,094
                                               ======= ========

TOTAL NON-GROUP TRUST INVESTMENTS SPECIFIC TO LTSPME    $61,909       $248,003
                                               ======= ========
































                                 Continued
                                    20

              AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                               December 31, 1993

                             (Thousands of Dollars)
                                    _______

                         SUMMARY of LTSPME INVESTMENTS
                         -----------------------------

                                           Group     Non-Group
                                           Trust       Trust       Total
                                           -----     ---------    ------
AT&T Shares Fund                       $3,664,561              $3,664,561

Government Obligations Fund               620,269                 620,269

Diversified Equity Portfolio            1,486,269               1,486,269

Guaranteed Interest Fund                2,997,849   $ 61,909    3,059,758

South Africa Restricted Fund              207,501                 207,501

Loan Account                                         186,094      186,094
                                       ----------   --------   ----------
          Grand total LTSPME           $8,976,449   $248,003   $9,224,452
                                       ==========   ========   ==========






































                                 Continued
                                    21

           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

                             December 31, 1993
                                  _______

                     NOTES to SCHEDULE of INVESTMENTS
                     --------------------------------

1. The Plan's share of the investments in AT&T common shares, the Bankers Trust Pyramid Directed Account Cash Fund and the
    Bankers Trust Pyramid S&P 500 Equity Index Fund each represent 5% or more of the Plan's net assets available for plan benefits.

2. At December 31, 1993, contracts with insurance companies and financial institutions held by the Group Trust were crediting interest at a composite effective annual interest rate of 7.69%.

3. At December 31, 1993, contracts with insurance companies specific to the LTSPME were crediting interest at a composite effective annual interest rate of 3.08%.

4. Percentages in parentheses represent the percentage of the Plan's share of the market value of each investment category to the respective fund's net assets available for plan benefits.

              AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES
           ITEM 27a - SCHEDULE of ASSETS HELD for INVESTMENT PURPOSES
                               December 31, 1993
                             (Thousands of Dollars)
                                  -----------
NON-GROUP-TRUST INVESTMENTS:
- ---------------------------              Number of
                                         Shares or
                                         Principal
         Name of Issuer and Title of Issue                    Amount                Cost         Value
         ---------------------------------                   ---------              ----         -----

                            GUARANTEED INTEREST FUND
                            ------------------------
Contracts with Insurance Companies Specific to
  LTSPME (1):
    Aetna Life Insurance Company                         $  1,610  $  1,610
    Mutual Benefit Life Insurance Company                  60,299    60,299
                                                          -------   -------
          Total Guaranteed Interest Fund                 $ 61,909  $ 61,909
                                                          =======   =======
                                  LOAN ACCOUNT
                                  ------------
Participant Loans Receivable, 6%                         $   -     $186,094
                                                          -------   -------
          Total Loan Account                             $   -     $186,094
                                                          =======   =======


TOTAL NON-GROUP TRUST INVESTMENTS SPECIFIC TO LTSPME     $ 61,909  $248,003
                                                          =======   =======






1.       At December 31, 1993, contracts with insurance companies were crediting interest at a composite effective annual interest rate of 3.08%.



           AT&T LONG TERM SAVINGS PLAN for MANAGEMENT EMPLOYEES

              ITEM 27d - SCHEDULE of REPORTABLE TRANSACTIONS

                   for the year ended December 31, 1993

                          (Thousands of Dollars)
                                  _______


Name of                                 Purchase   Selling                  Current  Net Gain
 Party       Description of Asset   Price      Price  Expenses(1)  Cost    Value       (Loss)
- ------       --------------------   -----     ------  -----------  ----   -------   ------
Bankers            Pyramid Directed
  Trust            Account Cash Fund              $303,085           $303,085   $303,085      0

Bankers            Pyramid Directed
  Trust            Account Cash Fund   $302,937                       302,937    302,937

Metropolitan
  Life
  Insurance        Contract with
  Company          Insurance Company                36,018             36,018    36,018       0

Connecticut
  Mutual           Contract with
  Insurance        Insurance Company                22,171             22,171    22,171       0

Provident
  National         Contract with
  Insurance        Insurance Company                62,906             62,906    62,906       0


1.  No expenses are incurred with individual transactions.

                                SIGNATURES


                   Pursuant to the requirements of the Securities
Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                   AT&T LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES



                   BY: Savings Plan Committee



                       S. L. Fordham
                       Savings Plan Administrator



Date:  May 3, 1994

                               Exhibit Index


Exhibit Number
- --------------


     23                Consent of Coopers & Lybrand